Exhibit 99.1

Voting Results of 2023 Annual General Meeting

At Legend Biotech Corporation’s (the “Company”) annual general meeting of shareholders held on September 21, 2023 (the “AGM”), the Company’s shareholders:

•	received the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2022;

•	ratified the appointment of Ernst & Young LLP as the Company’s independent auditor for the fiscal year ending December 31, 2023;

•	re-elected each of Dr. Li Zhu, Dr. Corazon D. Sanders, and Dr. Li Mao to serve as a Class III director for a three-year term; and

•

authorized each of the directors and officers of the Company to take any and every action that might be necessary to effect the forgoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

A total of approximately 362,167,226 ordinary shares, including those underlying ADSs, representing approximately 99.34% of the ordinary shares issued and outstanding as of August 18, 2023, the record date, were present in person or by proxy at the AGM. The results of the votes are as follows:

	For		Against		Abstain
Resolutions	Votes	%	Votes	%	Votes	%
Reception of Audited Financial Statements	362,063,064	99.310%	732	* %	103,430	0.028%
Ratification of appointment of Ernst & Young LLP as Independent Auditor for Fiscal Year 2023	361,846,756	99.251%	283,018	0.078%	37,452	0.010%
Election of Directors
Dr. Li Zhu (Class III)	360,542,838	98.894%	1,593,518	0.437%	30,870	0.008%
Dr. Corazon D. Sanders (Class III)	352,917,796	96.802%	9,218,874	2.529%	30,556	0.008%
Dr. Li Mao (Class III)	359,725,136	98.669%	2,410,190	0.661%	31,900	0.009%
Authorization of Directors and Officers	362,126,314	99.328%	11,696	0.003%	29,216	0.008%

*	Less than 0.001%

Dr. Fangliang Zhang, Chairman of the Board of Directors, as the person designated by the Company, was granted a discretionary proxy by JPMorgan Chase Bank, N.A., the depositary of the ADSs, pursuant to the Deposit Agreement governing the ADSs and the Voting Instruction Card mailed by the depositary to the holders of the ADSs, to vote 11,912,282 ordinary shares underlying ADSs for which no voting instructions were given by the holders, and he exercised the discretionary proxy to vote in favor of each of the proposals submitted for shareholder approval at the AGM.